

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 21, 2012

Via E-mail
Bojan Didic
Principal Executive Officer
Miami Days Corp.
1504 Bay Road, Suite 924
Miami, FL 33139

> **Re: Miami Days Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 10, 2012**
> **File No. 333-183814**

Dear Mr. Didic:

We have reviewed your responses to the comments in our letter dated November 9, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 3

1. In light of your limited cash on hand and net losses to date, please revise the first sentence of the fourth paragraph to also disclose your liabilities as of such date.

2. We note your response to our prior comment 7 and reissue in part. In your response to our prior comment 7, we note your statement that you deleted all long term financing estimates due to uncertainties. We also note, however, that you appear to have certain fixed long term financing requirements. For example, we note that you owe Mr. Didic $6,600, that you anticipate the annual cost of running one fast food outlet to be $48,320 and that you anticipate annual public company reporting costs of $10,000. Please revise this section and the Liquidity and Capital Resources section on page 23 to disclose your long term financing requirements.

3. We note your revised disclosure in response to our prior comment 8 in which you disclose the implied aggregate market value of your common stock based upon the proposed offering price of $0.01 per share as $40,000. It appears that the implied aggregate market value of your common stock based upon the proposed offering price of $0.01 per share is $40,000 prior to the sale securities in this offering and $140,000 assuming a sale of 10,000,000 shares in this offering. In addition, it appears your disclosure here should be revised to state you have a stockholders' deficit of $5,821. Please advise or revise your disclosure as appropriate.

4. We note your disclosure in the 12 Month Plan of Operations section on page 19 that you anticipate opening your first fast food outlet by January 2014. Please revise the sixth paragraph to disclose this timing estimate.

Risk Factors, page 7

We have not yet opened a fast food outlet, page 9

5. We note your disclosure in the first sentence that Mr. Didic plans to make trips to Belgrade, Serbia while establishing your first fast food outlet. We also note that the Use of Proceeds section on page 17 does not appear to allocate any funds to travel expenses. Please reconcile or advise whether the travel funds will be used from Mr. Didic's personal funds that will not be reimbursed by the company. Alternatively, please revise this risk factor to discuss any risks related to the company having insufficient funds to cover travel expenses necessary to establish or operate your first fast food outlet.

Results of Operation, page 23

6. We note your disclosure in the second paragraph that your loss since inception is $325. Please reconcile such amount with your interim financial statements which discloses a loss since inception of $9,821.

Description of Business, page 25

Business in General, page 25

7. We note your response to our prior comment 24 and reissue. We note your disclosure in the first paragraph that you are "based in Serbia." We also note that you have not opened your first fast food outlet, that your sole officer and director resides in the U.S. and that your principal executive office is located in Florida. Please reconcile.

8. We note the disclosure in the last paragraph that you plan to generate revenue by selling traditional Serbian fast food from a "chain of fast food outlets." Please revise to balance the disclosure by clarifying that you have not yet opened your pilot restaurant and that at the maximum funding level you will only be able to open two locations.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
        David Lubin, Esq.